SilverCrest Announces Additional Drill Results, Expands Phase II Program; Intercepts 1.9 Metres Grading 8,803 gpt AgEq* at Las Chispas

TSX-V: SIL | OTCQX: SVCMF

VANCOUVER, Aug. 3, 2017 /CNW/ - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce additional Phase II drill results for the Las Chispas Property (the "Property") located in Sonora, Mexico. These additional drill results, combined with results announced in previous news releases, show continued expansion of unmined high-grade mineralization in the Giovanni and William Tell veins. This drilling also encountered initial high-grade intercepts in the Varela Vein and newly discovered La Blanquita Vein (see attached Figures). Mineralized intercepts summarized in this news release represent only a portion of the 19 epithermal veins that have been identified to date on the Property. Additional drill results are anticipated over the next several months.

N. Eric Fier, CPG, P.Eng, President and CEO, remarked, "We continue to successfully explore and expand our high-grade footprint at the Las Chispas Property through systematic drilling on multiple veins. A high-grade intercept of 1.9 metres grading 50.56 grams per tonne ("gpt") gold and 5,018.8 gpt silver or 8,803 gpt silver equivalent ("AgEq"*) shows intact bonanza grades in the Giovanni Vein. Our ongoing underground rehabilitation, sampling and drill-testing of the various veins continues to discover unmined areas with grades similar to reported historic production grades estimated at 15 gpt gold and 1,700 gpt silver or 2,875 gpt AgEq*. Although our primary drilling focus has shifted to the larger nearby Babicanora Vein, the Giovanni and William Tell veins continue to show further potential for high-grade mineralization. Given recent new discoveries and the expansion of the high-grade footprint of the district, we are again expanding our Phase II program until the end of 2017."

The most significant result for this release is an intercept in Hole LC-17-45 of 1.9 metres grading 50.6 gpt gold and 5,018.8 gpt silver, or 8,803 gpt AgEq* including 0.7 metres grading 137.5 gpt gold and 13,560 gpt silver, or 23,873 gpt AgEq*. This hole intercepted the Giovanni Vein near the accessible 400 level (see attached Figures). Also noteworthy is1.9 metres grading 0.39 gpt gold and 427.8.0 gpt silver, or 457 gpt AgEq* in Hole LC-17-30 which intercepted the William Tell Vein. The following table summarizes the most significant drill intercepts (uncut, undiluted) for this release:

Vein	Hole No.	From (m)	To (m)	Est. True Thickness (m)	Au gpt	Ag gpt	AgEq* gpt
Giovanni
	LC-17-39	323.0	325.4	2.2	0.81	122.0	183
	LC-17-45	159.6	161.9	1.9	50.56	5,018.8	8,803
	Includes	161.1	161.9	0.7	137.50	13,560.0	23,873
		167.4	167.9	0.5	1.05	190.0	269
		172.6	173.1	0.4	3.72	506.0	785
		179.4	180.3	0.7	1.96	255.0	402
		222.3	227.1	4.1	1.71	231.8	360
	LC-17-52	358.4	358.9	0.5	2.96	107.0	329
William Tell
	LC-16-27**	51.4	52.4	1.0	2.03	313.0	465
	LC-17-30	249.9	251.8	1.9	0.39	427.8	457
	LC-17-33	253.6	254.1	0.4	1.32	154.0	253
	LC-17-47	214.6	215.0	0.3	7.42	417.0	974
	LC-17-48	170.6	171.1	0.5	0.49	231.0	268
	LC-17-49	217.4	217.9	0.5	3.14	595.0	831
	LC-17-51	204.8	205.8	1.0	2.11	214.0	372
Varela
	LC17-40	133.2	133.9	0.7	0.96	124.0	206
	LC17-55	179.9	180.7	0.8	2.67	272.0	472
La Blanquita
	LC17-56	54.0	55.0	1.0	1.23	362.0	454
Unnamed
	LC-17-50	17.5	18.2	0.6	2.52	256.0	445
	LC-17-51	118.5	119.0	0.5	1.04	193.0	271

Note: all numbers are rounded.
*AgEq based on 75 (Ag):1 (Au) and 100% metallurgical recovery.
**Previously announced drill intercept in the Las Chispas Vein that was below the cut-off grade of 150 gpt AgEq*; Hole LC16-27 intercepted William Tell Vein with grades above the Company's cut-off. See May 11, 2017 news release.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

The highest grade intercept in hole LC17-45 consists of massive crystalline argentite and electrum (see attached Figures) in the Giovanni Vein. This intercept is located near the accessible 400 level of the Las Chispas Historic Mine in an area not previously mined. Additionally, multiple veins were drill-intersected in the footwall of the Giovanni Vein and are being investigated. The Company is currently completing detailed underground mapping and sampling in this area with planned underground drilling for further delineation in Q3 2017.

Holes LC17-41, 42 and 46 hit voids. Holes LC16-25 and 26, LC17-43, 44, 53 intercepted mineralization below the Company's 150 gpt AgEq* cutoff. Drill hole LC17-54 was lost downhole. The Company will consider further work on these two veins after drilling at the higher priority Babicanora Vein. The Varela Vein appears to be increasing in grade to the southeast and the La Blanquita Vein appears to be the southeast extension of the Giovanni Vein (see attached Figures).

Given the success to date, the Company plans to drill another 7,000 to 9,000 metres (total of 23,000 to 25,000 metres) in Phase II by the end of 2017. In addition to core drilling, other ongoing Phase II exploration work at Las Chispas includes; continuing underground rehabilitation, underground channel sampling, possible extension and rehabilitation of the Babicanora adit for another 150 to 250 metres, expanded surface mapping and sampling in the district, initial metallurgical work, and auger drilling to determine accurate volumetrics and grade of historic dumps. Phase II surface drilling in the Las Chispas area is complete and surface drilling continues in the Babicanora area. The Company anticipates completing its Phase II work in Q4 2017 with its maiden resource estimation by Q1 2018.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and President and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company is led by a proven management team in all aspects of the precious metal mining sector, including the pioneering of a responsible "phased approach" business model taking projects through discovery, finance, on time and on budget construction, and production with subsequent increased value to shareholders.

FORWARD-LOOKING STATEMENTS
This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration, rehabilitation and drilling programs of the Las Chispas Property, including initial extraction program for bulk sample testing and preparation of an initial resource estimate; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng
President & CEO
SilverCrest Metals Inc.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE SilverCrest Metals Inc.

View original content with multimedia:
http://www.newswire.ca/en/releases/archive/August2017/03/c3541.html

%SEDAR: 00037742E

For further information: SilverCrest Metals Inc., Contact: Fred Cooper, Investor Relations, Telephone: +1 (604) 694-1730, Fax: +1 (604) 694-1761, Toll Free: 1-866-691-1730 (Canada & USA), Email: info@silvercrestmetals.com, Website: www.silvercrestmetals.com, 570 Granville Street, Suite 501, Vancouver, British Columbia V6C 3P1

CO: SilverCrest Metals Inc.

CNW 09:00e 03-AUG-17